Exhibit 99.3

Universe Pharmaceuticals INC Reports Financial Results for The First Six Months of Fiscal Year 2024

JI’AN, Jiangxi, China, Sept. 19, 2024 (GLOBE NEWSWIRE) -- Universe Pharmaceuticals INC (the “Company,” “we,” “our” and “us”) (Nasdaq: UPC), a pharmaceutical producer and distributor in China, today announced its unaudited financial results for the first six months of fiscal year 2024 ended March 31, 2024.

Mr. Gang Lai, Chairman of the Board of Directors and CEO of Universe Pharmaceuticals INC, commented, “During the first six months of fiscal year 2024, we navigated business uncertainties and adjusted our business strategy to offset the impact of the global economic slowdown. As a result, we generated $12.9 million in revenue for the six months ended March 31, 2024, lower than the $18.5 million revenue generated in the same period of last year. We made considerable efforts to implement our growth strategies during this challenging period. To complement our offline sales channels, we started developing online sales channels, which helped us seize more opportunities and we expect online sales to drive our business growth in the fast-evolving market. Through executing our growth strategy of emphasizing digital marketing and expanding our sales on e-commerce platforms, our goal is to improve our brand recognition, deliver products to more customers, and expand our business scale. Looking forward, we intend to continue implementing our expansion strategy, through which we hope to achieve greater market penetration and customer base expansion, with the goal of creating long-term value for our shareholders.”

Financial Highlights for the Six Months Ended March 31, 2024

	For the Six Months Ended March 31,
($ millions, except per share data)	2024	2023	% Change
Revenues	12.9	18.5	-30.2%
(Loss) income from operations	(1.7)	0.1	-1,266.0%
Net loss	(13.1)	(0.7)	1,731.3%
Loss per share	(3.59)	(0.20)	1,720.7%

●	Revenues decreased by 30.2% to $12.9 million for the six months ended March 31, 2024 from $18.5 million for the six months ended March 31, 2023, primarily attributable to decreased sales volume of the Company’s traditional Chinese medicine derivatives (“TCMD”) products and third-party products by 1,863,919 and 1,712,660 units, or 23.4% and 29.9%, respectively, due to decrease in customer demand resulted from economic slowdown, as well as a 3.3% negative impact from fluctuations in foreign currency exchange rate.

●	Loss from operations was $1.7 million for the six months ended March 31, 2024, compared to an income from operations of $0.1 million for the six months ended March 31, 2023, due to the decrease in revenue as discussed above.

●	Net loss was $13.1 million for the six months ended March 31, 2024, compared to a net loss of $0.7 million for the six months ended March 31, 2023. Realized loss on short-term investments from wealth management financial products was $3,094,084 for the six months ended March 31, 2024, compared to short-term investment income of $166,931 for the six months ended March 31, 2023. The Company also recorded change in fair value of short-term investment of $7,617,502 for its investment holdings during the six months ended March 31, 2024. No change in fair value of short-term investment was recognized for the six months ended March 31, 2023.

●	Loss per share was $3.59 for the six months ended March 31, 2024, compared to loss per share of $0.20 for the six months ended March 31, 2023.

Financial Results for the Six Months Ended March 31, 2024 Compared to the Six Months Ended March 31, 2023

Revenues

Total revenues decreased by $5,582,816, or 30.2%, to $12,884,370 for the six months ended March 31, 2024, from $18,467,186 for the six months ended March 31, 2023.

	For the Six Months Ended March 31,
	2024			2023
	Revenue	Cost of revenue	Gross margin	Revenue	Cost of revenue	Gross margin
TCMD products sales	$6,870,591	$5,602,807	18.5%	$9,374,312	$6,617,444	29.4%
Third-party products sales	6,013,779	3,912,232	34.9%	9,092,874	5,721,600	37.1%
Total	$12,884,370	$9,515,039	26.2%	$18,467,186	$12,339,044	33.2%

Sales of TCMD products decreased by $2,503,721, or 26.7%, to $6,870,591 for the six months ended March 31, 2024, from $9,374,312 for the six months ended March 31, 2023. The decrease in the sales of TCMD products was mainly attributable to the following: (i) a 23.4% decrease in sales volume of TCMD products by 1,863,919 units, to 6,097,325 units sold in the six months ended March 31, 2024, from 7,961,244 units sold in the six months ended March 31, 2023. Global economic slowdown has led to a decline in customers’ spending power, and customer demand decreased during the six months ended March 31, 2024; and (ii) a 3.3% negative impact from fluctuations in foreign currency exchange rate, as the average exchange rate used in converting Renminbi (“RMB”) into U.S. dollars (“USD”) changed from US$1 to RMB6.9761 in for the six months ended March 31, 2023 to US$1 to RMB7.2064 in the six months ended March 31, 2024.

Sales of third-party products decreased by $3,079,095, or 33.9%, to $6,013,779 for the six months ended March 31, 2024, from $9,092,874 for the six months ended March 31, 2023. The decrease in the sales of third-party products was mainly attributable to the following: (i) a 29.9% decrease in sales volume of third-party products by 1,712,660 units, to 4,014,841 units sold in the six months ended March 31, 2024, from 5,727,501 units sold in the six months ended March 31, 2023 due to a decline in customer demand; and (ii) a 3.3% negative impact from fluctuations in foreign currency exchange rate.

Cost of revenues and Gross profit

Cost of revenues decreased by $2,824,005, or 22.9%, to $9,515,039 for the six months ended March 31, 2024, from $12,339,044 for the six months ended March 31, 2023, due to a decrease in sales volume of the Company’s TCMD products and third-party products, partially offset by an increase in the average cost of TCMD products by $0.09, or 10.8%, from $0.83 for the six months ended March 31, 2023 to $0.92 for the six months ended March 31, 2024. In the summer of 2023, a severe flood in Anhui Province and Hubei Province of China, which are two main producing areas of traditional Chinese medicinal materials, led to a decrease in the supply of such materials and an increase in the prices of the traditional Chinese medicine raw materials during the six months ended March 31, 2024.

Gross profit decreased by $2,758,811 to $3,369,331 for the six months ended March 31, 2024, from $6,128,142 for the six months ended March 31, 2023. Gross margin decreased by 7.0% to 26.2% for the six months ended March 31, 2024, from 33.2% for the six months ended March 31, 2023.

Operating expenses

Selling expenses increased by $1,723,849, or 74.0%, to $4,054,357 for the six months ended March 31, 2024, from $2,330,508 for the six months ended March 31, 2023, primarily attributable to (i) an increase in advertising expenses by $1,432,932, from $1,340,368 in the six months ended March 31, 2023, to $2,773,300 in the six months ended March 31, 2024. The Company entered into advertising service agreement with Health Headline to promote its brand on the Health Headline’s website and mobile app. The Company increased publicity efforts for its products and brand, and the advertising expenses increased significantly during the six months ended March 31, 2024; and (ii) an increase in salary and employee benefit expenses by $112,104, or 32.1%, as the Company recruited 10 new employees in the marketing department to promote sales of its products.

General and administrative expenses decreased by $411,445, or 29.8%, to $968,608 for the six months ended March 31, 2024 from $1,380,053 for the six months ended March 31, 2023, primarily attributable to (i) a decrease in bad debt expense by $265,530, because the Company accrued less bad debt expenses based on its assessment of the collectability of the accounts receivable and advance to suppliers; and (ii) a decrease in office supply and utility expense by $217,681 due to cost savings.

Research and development expenses decreased by $2,181,832, or 96.2%, to $86,503 for the six months ended March 31, 2024, from $2,268,335 for the six months ended March 31, 2023, primarily attributable to (i) a decrease in development expenditure on improving production process of the Company’s Chinese medicine products in the amount of $1,505,144. The Company entered into several cooperative agreements with external academic and research institutions to jointly conduct development of eight production process to improve production efficiency and product quality, with activities beginning in August 2022, and incurred significant amount of research and development expense in connection with such efforts during the six months ended March 31, 2023. These development activities were completed and results were integrated in production in September 2023, and no such expenses incurred during the six months ended March 31, 2024; and (ii) a decrease in the materials used in the research and development activities by $666,765 in connection with development activities on improving production process.

Other income (expenses), net

Total other expenses, net was $10,696,172 for the six months ended March 31, 2024, compared to total other income of $109,685 for the six months ended March 31, 2023. Realized loss on short-term investment from wealth management financial products was $3,094,084 for the six months ended March 31, 2024, compared to realized income on short-term investment of $166,931 for the six months ended March 31, 2023. The Company’s short-term investment consists of non-rated company bonds and shares of public companies, which represented 93.1% and 6.9% of the total investment as of March 31, 2024, respectively. The number of global corporate defaults nearly doubled in 2023 as inflation and higher interest rates squeezed some issuers’ cash flows. Furthermore, financing conditions were challenging for the lowest-rated borrowers and funding liquidity was tight. The Company incurred approximately 90% loss for two disposed bonds, and recorded change in fair value of short-term investment of $7,617,502 for its bond holdings during the six months ended March 31, 2024. No change in fair value of short-term investment was recognized for the six months ended March 31, 2023.

Provision for income taxes

Provision for income taxes was $665,148 for the six months ended March 31, 2024, representing a decrease of $309,210, or 31.7%, from $974,358 for the six months ended March 31, 2023, due to decreased taxable income. As the Company’s PRC principal subsidiaries, Jiangxi Universe Pharmaceuticals Co., Ltd. and Jiangxi Universe Pharmaceuticals Trade Co., Ltd., incurred net loss during the six months ended March 31, 2024, the Company evaluated the likelihood of the realization of deferred tax assets, determined that deferred tax assets arising from net operating loss carry-forwards in previous years might not be fully realized, and recognized $665,148 in valuation allowance for deferred tax assets during the six months ended March 31, 2024.

Net loss

Net loss was $13,101,457 for the six months ended March 31, 2024, representing a $12,386,030 decrease from a net loss of $715,427 for the six months ended March 31, 2023.

Basic and diluted loss per share were $3.59 for the six months ended March 31, 2024, compared with basic and diluted loss per share of $0.20 for the six months ended March 31, 2023.

Balance Sheet

As of March 31, 2024, the Company had cash of $8,861,590, as compared to $5,285,247 as of September 30, 2023.

Cash Flow

Net cash used in operating activities was $2,429,621 for the six months ended March 31, 2024, compared with cash provided by operating activities of $4,798,702 for the six months ended March 31, 2023.

Net cash used in investing activities was $67,656 for the six months ended March 31, 2024, compared with $646 for the six months ended March 31, 2023.

Net cash provided by financing activities was $6,067,732 for the six months ended March 31, 2024, compared with $2,080,918 for the six months ended March 31, 2023.

Subsequent Event

On July 15, 2024, the Company closed its self-underwritten public offering (“Offering”) of 20,000,000 ordinary shares, par value $0.01875 per share (the “Ordinary Shares”). The Ordinary Shares were priced at $1.25 per share. The Company raised a total of $25 million through that Offering, before deducting Offering-related expenses.

About Universe Pharmaceuticals INC

Universe Pharmaceuticals INC, headquartered in Ji’an, Jiangxi, China, is a pharmaceutical producer and distributor in China. The Company specializes in the manufacturing, marketing, sales and distribution of traditional Chinese medicine derivatives products targeting the elderly with the goal of addressing their physical conditions in the aging process and to promote their general well-being. The Company also distributes and sells biomedical drugs, medical instruments, Traditional Chinese Medicine Pieces, and dietary supplements manufactured by third-party pharmaceutical companies. Currently, the Company’s products are sold in 30 provinces of China. For more information, visit the company’s website at http://www.universe-pharmacy.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s most recent annual report on Form 20-F and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Email:IR@universe-pharmacy.com

Phone:+86-0796-8403687

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2024	September 30, 2023
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$8,861,590	$5,285,247
Short-term investments	2,527,603	13,219,005
Accounts receivable, net	14,384,228	10,667,603
Due from related parties	-	61,678
Inventories, net	3,386,052	3,343,266
Advance to suppliers	368,960	180,643
Prepayment for acquisition	3,462,460	3,426,535
Prepaid expenses and other current assets	539,240	590,377
TOTAL CURRENT ASSETS	33,530,133	36,774,354

Property, plant and equipment, net	3,522,997	3,699,965
Prepayments made to a related party for purchase of property	2,215,974	2,192,982
Prepayments for construction in progress	9,225,725	9,092,996
Intangible assets, net	147,652	148,584
Investment in equity securities	692,492	685,307
Deferred tax assets	-	656,980
Prepaid expenses-related party, non-current	96,141	35,864
TOTAL NONCURRENT ASSETS	15,900,981	16,512,678

TOTAL ASSETS	$49,431,114	$53,287,032

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans	$4,431,949	$5,482,456
Accounts payable	7,763,981	4,585,285
Taxes payable	172,374	434,758
Due to related parties	5,515,160	540,096
Accrued expenses and other current liabilities	2,726,078	2,711,736
TOTAL CURRENT LIABILITIES	20,609,542	13,754,331

Long-term bank loans	2,077,476	-
TOTAL LIABILITIES	22,687,018	13,754,331

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.01875 par value, 166,666,666 shares authorized, 3,645,974 and 3,625,000 shares issued and outstanding as of March 31, 2024 and September 30, 2023, respectively	68,362	67,969
Additional paid in capital	29,278,766	29,279,159
Statutory reserve	2,439,535	2,439,535
Retained earnings	(2,942,153)	10,159,304
Accumulated other comprehensive loss	(2,100,414)	(2,413,266)
TOTAL SHAREHOLDERS’ EQUITY	26,744,096	39,532,701

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$49,431,114	$53,287,032

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Six Months Ended March 31,
	2024	2023

REVENUE	$12,884,370	$18,467,186
COST OF REVENUE AND RELATED TAX	9,515,039	12,339,044
GROSS PROFIT	3,369,331	6,128,142

OPERATING EXPENSES
Selling expenses	4,054,357	2,330,508
General and administrative expenses	968,608	1,380,053
Research and development expenses	86,503	2,268,335
Total operating expenses	5,109,468	5,978,896

INCOME (LOSS) FROM OPERATIONS	(1,740,137)	149,246

OTHER INCOME (EXPENSES)
Interest expense, net	(136,613)	(74,569)
Other income, net	152,027	17,323
Realized (loss) gain on short-term investments	(3,094,084)	166,931
Change in fair value of short-term investments	(7,617,502)	-
Total other (loss) income, net	(10,696,172)	109,685

(LOSS) INCOME BEFORE INCOME TAX PROVISION	(12,436,309)	258,931

PROVISION FOR INCOME TAXES	665,148	974,358

NET LOSS	(13,101,457)	(715,427)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	312,852	1,399,775
COMPREHENSIVE (LOSS) INCOME	$(12,788,605)	$684,348

Earnings per ordinary share - basic and diluted	$(3.59)	$(0.20)
Weighted average shares - basic and diluted	$3,645,974	$3,625,000

 CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

(UNAUDITED)

						Accumulated
			Additional			Other
	Ordinary Share		Paid in	Statutory	Retained	Comprehensive
	Shares	Amount	Capital	Reserve	Earnings	Income	Total
Balance at September 30, 2022	3,625,000	$67,969	$29,279,159	$2,439,535	$16,322,365	$(1,666,705)	$46,442,323
Net loss	-	-	-	-	(715,427)	-	(715,427)
Foreign currency translation adjustment	-	-	-	-	-	1,399,775	1,399,775
Balance at March 31, 2023	3,625,000	$67,969	$29,279,159	$2,439,535	$15,606,938	$(266,930)	$47,126,671

						Accumulated
			Additional			Other
	Ordinary Share		Paid in	Statutory	Retained	Comprehensive
	Shares	Amount	Capital	Reserve	Earnings	Income	Total
Balance at September 30, 2023	3,625,000	$67,969	$29,279,159	$2,439,535	$10,159,304	$(2,413,266)	$39,532,701
Reverse share-split adjustment	20,974	393	(393)	-	-	-	-
Net loss	-	-	-	-	(13,101,457)	-	(13,101,457)
Foreign currency translation adjustment	-	-	-	-	-	312,852	312,852
Balance at March 31, 2024	3,645,974	$68,362	$29,278,766	$2,439,535	$(2,942,153)	$(2,100,414)	$26,744,096

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended March 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(13,101,457)	$(715,427)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	248,860	257,781
Gain from disposal of fixed assets	-	(115)
Changes in allowance for doubtful accounts	(265,530)	-
Changes in inventory reserve	(34,303)	(84,956)
Deferred income tax provision	665,148	556,867
Realized loss (gain) on short-term investments	3,094,084	(166,931)
Change in fair value of short-term investments	7,617,502	-
Changes in operating assets and liabilities:
Accounts receivable	(3,346,205)	(1,763,903)
Inventories	26,553	(488,746)
Advance to suppliers, net	(186,782)	(187,460)
Prepaid expenses and other current assets	57,436	(220,969)
Prepaid expenses-related party, non-current	(60,016)	-
Accounts payable	3,136,661	7,928,308
Taxes payable	(267,456)	149,684
Accrued expenses and other current liabilities	(14,116)	(465,431)
Net cash (used in) provided by operating activities	(2,429,621)	4,798,702

Cash flows from investing activities:
Purchases of property and equipment	(30,189)	(646)
Prepayments for construction in progress	(37,467)	-
Purchase of short-term investments	(313,541)	-
Sale of short-term investments	313,541	-
Net cash used in investing activities	(67,656)	(646)

Cash flows from financing activities:
Proceeds from bank loans	2,081,483	1,146,776
Repayment of bank loans	(1,110,124)	(1,146,776)
Proceeds from related party borrowings	5,096,373	2,080,918
Net cash provided by financing activities	6,067,732	2,080,918

Effect of changes of foreign exchange rates on cash	5,888	364,084
Net increase in cash	3,576,343	7,243,058
Cash, beginning of period	5,285,247	5,711,458
Cash, end of period	$8,861,590	$12,954,516

Supplemental disclosure of cash flow information
Cash paid for interest	$148,860	$90,044
Cash paid for income tax	$969,914	$575,132